Exhibit 12.1

Medivation, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands)

	Nine Months Ended September 30, 2013	Years Ended December 31,
		2012	2011	2010	2009	2008
Earnings
Net loss before income taxes	$(45,258)	$(41,250)	$(43,172)	$(32,465)	$(46,481)	$(62,470)
Fixed charges	16,768	16,985	933	733	933	200

Earnings, as defined	$(28,490)	$(24,265)	$(42,239)	$(31,732)	$(45,548)	$(62,270)

Fixed Charges
Interest expense	$5,094	$5,322	$—	$—	$—	$—
Amortization of debt discount and issuance costs	9,941	9,663	—	—	—	—
Interest component of rentals (1)	1,733	2,000	933	733	933	200

Total	$16,768	$16,985	$933	$733	$933	$200

Deficiency in earnings to cover fixed charges	$45,258	$41,250	$43,172	$32,465	$46,481	$62,470

Ratio of earnings to fixed charges	*	*	*	*	*	*

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be a reasonable representation of interest.
*	Because of the deficiency in earnings to cover fixed charges, the ratio information is not applicable.